                            mPhase Technologies, Inc.
                             587 Connecticut Avenue
                              Norwalk, Connecticut


                                 April 25, 2003

Reggie Norris
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C., 20549

                  Re:      mPhase Technologies, Inc.
                           Form S-1
                           File No. 333-97775
                           Filed August 7 , 2002

Dear Mr. Norris:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all amendments and exhibits thereto, Commission File No. 333-97775 (collectively the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 7 , 2002.

         The reason the Registrant is requesting withdrawal of the Registration Statement covering a proposed Rights Offerings to its shareholders is because of the current volatility of the capital markets and the current depressed price of its common stock. The Registration Statement was never declared effective by the Commission, no securities have been sold under the Registration Statement and all activity in connection with the Registration Statement has been discontinued.

         Please note that the Registrant undertakes to reply to the comment letter, dated January 23, 2003, issued by the Commission regarding suggested corrections with respect to our 10k Filing for the fiscal year ending June 30, 2002 and our quarterly 10q filings for the quarters ending September 30, 2002 and December 31, 2002 respectively as soon as practicable. In the event that you have any questions regarding the withdrawal of the Registration Statement, kindly contact Martin S. Smiley, General Counsel to the Registrant, at (203) 831-2242. We also ask that you provide to the Registrant a copy of the order granting the withdrawal of the Registration Statement as soon as possible.

                                        Very truly yours,


                                        /s/ Martin S. Smiley
                                        ---------------------------------------
                                        Martin S. Smiley
                                        Executive Vice President, Chief
                                        Financial Officer, and General Counsel